CANADIAN WESTERN BANK

082-04478

March 8, 2007

Mr. Paul Dudek
S.E.C. - International Corporate Finance
Stop 3628
100 F Street NE
Washington DC 20549
USA

Dear Mr. Dudek:

Attached please find the latest release from Canadian Western Bank dated March 8, 2007 for filing as required by Rule 12g3-2(b):

- "CWB Reports Record Total Revenues and 6% Quarterly Loan Growth"

Yours truly,
CANADIAN WESTERN BANK

Carolyn Graham, CA
Vice President and Chief Accountant

Enclosure

CANADIAN WESTERN BANK
Think Western®

NEWS RELEASE

CWB Reports Record Total Revenues and 6% Quarterly Loan Growth
Banking and trust earnings up 35%
Loans outstanding surpass $6 billion

Edmonton, March 8, 2007 – Canadian Western Bank (CWB on TSX) today announced quarterly net income of $20.5 million, or $0.32 per diluted share, on record quarterly total revenues (teb) of $61.7 million. First quarter net income increased 24% over the same quarter last year while diluted earnings per share were up 23%. Earnings and revenues benefited from excellent loan growth of 6% in the quarter and 25% over the past year. Banking and trust net income of $20.2 million was up 35% over the same quarter last year, marking this segment's seventh consecutive quarter of record earnings. Earnings from Canadian Direct Insurance this quarter were minimal as a result of the impact of severe weather in British Columbia (BC).

First Quarter Highlights:
(three months ended January 31, 2007 compared with three months ended January 31, 2006 unless otherwise noted)

- 75th consecutive quarter of profitability.
- Net income of $20.5 million, up 24%.
- Diluted earnings per share of $0.32, up 23%.
- Loan growth of 6% in the quarter and 25% over the past twelve months.
- Record total revenues (teb[1]) of $61.7 million, up 18%.
- Return on equity of 15.4%, up 140 basis points.
- Efficiency ratio (teb) of 45.7%, an improvement of 80 basis points.
- Branch raised demand and notice deposits of $1.8 billion, up 36%.
- CWB named one of Canada's "50 Best Employers" for 2007, as recognized by the Globe and Mail Report on Business magazine.

The previously announced stock dividend of one common share per common share held was declared and paid in the first quarter. This stock dividend doubled the number of shares outstanding and resulted in a corresponding reduction in the market price per share. All prior period share and per share information contained in this report have been restated to give effect to this stock dividend.

[1] Taxable equivalent basis. See definition following Financial Highlights table.

The Board of Directors today declared a quarterly dividend of $0.08 per common share, payable on April 5, 2007 to shareholders of record on March 22, 2007. Adjusted for the stock dividend paid January 18, 2007, this quarterly dividend is consistent with the previous quarterly dividend and is 33% higher than the quarterly dividend declared one year ago.

"The Bank's strong performance in the first quarter exceeded expectations, led by 6% loan growth. Our disciplined strategy to build sustainable, high quality assets will remain front and centre in guiding CWB's growth, especially within Western Canada's economic landscape," said Larry Pollock, President & CEO. "CWB's recognition in the quarter as one of Canada's 50 Best Employers was also very important for us. Results from this survey provided specific feedback on what our people are looking for from their organization and we'll use this to strengthen our position as an employer of choice within our markets," added Pollock.

Financial Highlights

(unaudited) ($ thousands, except per share amounts)	For the three months ended January 31 2007	October 31 2006	January 31 2006	Change from January 31 2006
Results of Operations				
Net interest income (teb - see below)	**$ 49,209**	$ 45,970	$ 39,714	24 %
Less teb adjustment	**1,164**	1,194	872	33
Net interest income per financial statements	**48,045**	44,776	38,842	24
Other income	**12,443**	13,595	12,596	(1)
Total revenues (teb)	**61,652**	59,565	52,310	18
Total revenues	**60,488**	58,371	51,438	18
Net income	**20,458**	21,209	16,438	24
Earnings per common share				
Basic	**0.33**	0.34	0.27	22
Diluted	**0.32**	0.33	0.26	23
Return on common shareholders' equity[1]	**15.4 %**	16.5%	14.0%	140 bp[2]
Return on average total assets	**1.10**	1.20	1.11	(1)
Efficiency ratio (teb)	**45.7**	45.0	46.5	(80)
Efficiency ratio	**46.6**	46.0	47.3	(70)
Net interest margin (teb)	**2.65**	2.59	2.68	(3)
Net interest margin	**2.58**	2.53	2.63	(5)
Provision for credit losses as a percentage of average loans	**0.17**	0.18	0.22	(5)
Per Common Share				
Cash dividends[3]	**$ 0.08**	$ 0.07	$ 0.06	33 %
Book value	**8.59**	8.39	7.69	12
Closing market value	**25.14**	21.15	18.63	35
Common shares outstanding (thousands)	**62,168**	61,936	61,323	1
Balance Sheet and Off-Balance Sheet Summary				
Assets	**$ 7,565,363**	$ 7,268,360	$ 6,021,477	26 %
Loans	**6,154,449**	5,781,837	4,913,000	25
Deposits	**6,566,652**	6,297,007	5,155,717	27
Subordinated debentures	**198,126**	198,126	198,126	-
Shareholders' equity	**534,228**	519,530	471,806	13
Assets under administration	**3,553,590**	3,344,414	2,972,357	20
Capital Adequacy				
Tangible common equity to risk-weighted assets	**8.3 %**	8.6%	9.1%	(80) bp
Tier 1 ratio	**9.8**	10.1	9.1	70
Total ratio	**13.2**	13.7	13.0	20

(1) Return on common shareholders' equity is calculated as annualized net income divided by average shareholders' equity.
(2) bp - basis point change.
(3) A stock dividend effecting a two-for-one split of the Bank's common shares was declared and paid during the first quarter of 2007. All prior period common share and per common share information have been restated to reflect this effective split.

Taxable Equivalent Basis (teb)
Most banks analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other banks.

Canadian Western Bank (CWB or the Bank) is pleased to report strong financial performance for the first quarter of fiscal 2007. Results marked the Bank's 75th consecutive profitable quarter, a period spanning almost 19 years. Other highlights included 6% loan growth that increased total loans outstanding to over $6 billion, as well as record total revenues (teb). CWB was also very proud to be named one of Canada's "50 Best Employers" for 2007 by the *Globe and Mail Report on Business* magazine.

First quarter net income of $20.5 million increased 24% over the same quarter last year on total revenue (teb) growth of 18%. Diluted earnings per share in the quarter were $0.32, up 23% over last year. In comparison to the previous quarter, net income and diluted earnings per share were down 4% and 3% respectively reflecting a combination of lower income from insurance operations and a tax benefit that increased the previous quarter's net income by $2.0 million. Excluding the tax benefit, net income and diluted earnings per share both increased 7%. The Bank's first quarter return on equity was 15.4% representing a 140 basis point improvement over the same quarter last year.

Share Price Performance

Reflecting the stock dividend paid January 18, 2007 which effectively achieved a two-for-one stock split, CWB shares ended the first quarter at $25.14, up from $18.63 one year ago. Including reinvested dividends, the total return to shareholders over the one year period ended January 31, 2007 was 37%.

Dividends

On March 8, 2007, CWB's Board of Directors declared a cash dividend of $0.08 per common share, payable on April 5, 2007 to shareholders of record on March 22, 2007. Adjusted for the stock dividend, this quarterly dividend is consistent with the previous quarterly dividend and is 33% higher than the quarterly dividend declared one year ago.

Loan Growth

The Bank achieved 6% organic loan growth in the quarter which reflects continued strong business activity throughout Western Canada. As in previous quarters, Alberta and British Columbia (BC) were the primary areas of growth while Saskatchewan also showed strong results. Loan growth in the BC region was particularly robust and we expect this will continue through the remainder of the year. The real estate and equipment financing divisions showed the strongest quarterly loan growth with the general commercial and retail sectors also posting solid performance. With these results we are very well positioned to achieve our 2007 loan growth target of 14%. New deal flow remains healthy and we will maintain our focus on high quality assets as we continue to expand within our markets.

Our alternative retail mortgage business, Optimum Mortgage (Optimum), surpassed $274 million of loans outstanding and has more than doubled its portfolio over the past twelve months. Overall performance within this business continues to exceed our expectations, producing very strong returns on a solid risk profile. Optimum's loan book is entirely comprised of conventional residential first mortgages having an underwritten loan-to-value ratio of less than 75%. The vast majority of these mortgages carry a fixed interest rate with the principal being amortized over 25 years or less.

Credit Quality

Credit quality remained excellent due to the combination of favourable economic conditions and disciplined credit underwriting. We continued with both a consistent charge for credit losses and our practice of not releasing reserves into net income. As always, we are monitoring the credit environment very closely and remain confident in the strength and diversity of the Bank's asset base.

Branch Deposit Growth

Deposits raised through our branch network and Canadian Western Trust Company continued to show very strong growth increasing 5% in the quarter and 27% over the past year. Growth in the demand and notice component was 7% in the quarter and 36% over the same time last year. Maintaining strong growth in branch raised deposits remains an important focus for management as success in this area provides support for the Bank's net interest margin.

About Canadian Western Bank

Canadian Western Bank offers highly personalized service through 33 branch locations and is the only publicly traded Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank, with total balance sheet assets of $7.6 billion and assets under administration of $3.6 billion, specializes in mid-market commercial lending and offers a full range of retail services. Trust services to independent financial advisors, corporations, income trusts and individuals are also provided through the Bank's wholly owned subsidiaries, Canadian Western Trust Company and Valiant Trust Company. Canadian Direct Insurance Incorporated is a wholly owned subsidiary providing personal auto and home insurance directly to customers in BC and Alberta. The common shares of Canadian Western Bank are listed on the Toronto Stock Exchange under the trading symbol of 'CWB'. For more information see the Bank's website at www.cwbankgroup.com.

FOR FURTHER INFORMATION CONTACT:

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8388

Kirby Hill, CFA
Senior Manager, Investor and Public Relations
Canadian Western Bank
Phone: (780) 441-3770
E-mail: kirby.hill@cwbank.com

Other Income

Other income of $12.4 million was 1% ($0.2 million) lower than the same quarter last year due to lower net insurance revenues, largely offset by very strong growth in credit related and trust services fees. Net insurance revenues in the quarter of $1.2 million were down 65% ($2.2 million) from last year primarily due to severe wind and rainstorms in BC that resulted in a very high level of claims in the BC home product line. Credit related fees of $5.7 million were up 25% ($1.1 million) over the same quarter last year while trust services fees increased 26% ($0.6 million) to $3.2 million.

In comparison to the previous quarter, other income was down 8% ($1.2 million) due to the same reasons noted above.

Credit Quality

Credit quality continued to be excellent and the quarterly provision for credit losses of $2.6 million remained unchanged from both the previous quarter and one year ago. The provision for credit losses measured as a percentage of average loans was 17 basis points in the quarter, compared to 18 basis points last quarter and 22 basis points one year ago.

Gross impaired loans at January 31, 2007 were $11.5 million, compared with $10.4 million in the previous quarter and $12.9 million in the first quarter last year. Gross impaired loans remain at exceptionally low levels, although the dollar level of these is expected to fluctuate over time within the Bank's acceptable range as loans become impaired and are subsequently resolved.

The total allowance for credit losses (general and specific) represented 485% of gross impaired loans at the end of the first quarter, compared to 514% last quarter and 346% one year ago. The general allowance as a percentage of risk-weighted loans remained unchanged from the previous quarter at 88 basis points, and up from 80 basis points a year earlier.

Non-interest Expenses

Non-interest expenses were $28.2 million in the first quarter, up 16% over the same quarter last year and 5% over the previous quarter. Higher non-interest expenses in both the quarter and over the past year were mainly a result of salary and benefit costs related to business growth, annual salary reviews and increased stock-based compensation charges.

Year-over-year revenue growth continued to outpace higher non-interest expenses and the efficiency ratio (teb), which measures non-interest expenses as a percentage of total revenues (teb), improved 80 basis points from the same quarter last year to 45.7%. In comparison to the previous quarter, the efficiency ratio (teb) deteriorated 70 basis points primarily as a result of higher salary and benefit costs as noted above and lower insurance revenues. The first quarter efficiency ratio (teb) was 30 basis points better than the fiscal 2007 target of 46.0%.

Income Taxes

The income tax rate (teb) in the first quarter was 33.8%, down from 35.3% from one year ago. The tax rate before the teb adjustment decreased to 31.2% compared to 33.0% in the same quarter last year. The lower tax rate reflects reductions in provincial corporate income tax rates in Alberta, Saskatchewan and Manitoba, partially offset by higher charges for non-deductible stock-based compensation.

Balance Sheet

Total assets increased 4% ($297 million) in the first quarter and 26% ($1,564 million) over the past twelve months to reach $7,565 million at January 31, 2007.

Cash and Securities

Cash, securities and securities purchased under resale agreements totaled $1,264 million at January 31, 2007, compared to $1,333 million last quarter and $974 million one year ago.

As a result of new accounting standards for financial instruments (refer to Note 2 to the interim consolidated financial statements), commencing November 1, 2006 all of CWB's cash and securities have been designated as available-for-sale and are recorded on the balance sheet at fair value. The

unrealized loss recorded on the balance sheet at January 31, 2007 was $2.1 million, compared to unrecorded and unrealized losses of $0.6 million at October 31, 2006 and $2.7 million one year ago. The cash and securities portfolio is composed of high quality debt instruments and fluctuations in fair value are almost entirely attributed to changes in interest rates and shifts in the interest rate curve.

Loans

Loans at January 31, 2007 increased 6% ($373 million) in the quarter and 25% ($1,241 million) in the past year to $6,154 million. The quarterly increase reflects strong growth across Alberta and BC with the real estate and equipment financing divisions showing the largest gains by sector. Optimum Mortgage also showed very strong loan growth in the quarter and continues to perform very well. Overall, new deal flow remains healthy and solid loan growth is expected to continue through the remainder of the year.

Deposits

Growth in total branch deposits continued to keep pace with loan growth, increasing 5% in the quarter and 27% in the past year. Of total branch deposits, the lower cost demand and notice component increased 7% over the previous quarter and was 36% higher than the first quarter last year. A significant portion of the year-over-year growth in total branch deposits reflects larger commercial and wholesale balances, which can be subject to greater fluctuation. Strong growth in branch raised deposits continues to provide support for net interest margin and the Bank will maintain its focus on increasing this source of funds.

Total deposits at January 31, 2007 were $6,567 million, an increase of 4% ($270 million) in the quarter and 27% ($1,411 million) over the past year. Total branch deposits measured as a percentage of total deposits remained unchanged from twelve months ago at 67% and were up from 66% in the previous quarter. Demand and notice deposits comprised 27% of total deposits at quarter end, up from 26% in the previous quarter and 25% one year ago. Total deposits also include the $105 million deposit note issued in conjunction with the innovative Tier 1 placement on August 31, 2006.

Other Assets and Other Liabilities

Other assets at January 31, 2007 totaled $147 million, compared to $154 million at the end of the previous quarter and $135 million one year ago. Other liabilities at quarter end were $266 million, compared to $254 million the previous quarter and $196 million in the same quarter last year.

Off-Balance Sheet

Off-balance sheet items include trust assets under administration, which totaled $3,554 million at the end of the first quarter, compared to $3,344 million last quarter and $2,972 million one year ago. Other off-balance sheet items are composed of standard industry credit instruments (guarantees, standby letters of credit and commitments to extend credit), the non-consolidated variable interest entity and, in prior periods, derivative financial instruments which were primarily interest rate swaps used to manage sensitivity to interest rate changes. For additional information regarding other off-balance sheet items refer to Notes 14, 21 and 26 to the audited consolidated financial statements on pages 57, 63 and 67 respectively in the Bank's 2006 Annual Report.

With the November 1, 2006 adoption of new accounting policies for financial instruments, all derivative financial instruments are recorded on the balance sheet at fair value. Refer to Notes 2 and 6 to the January 31, 2007 interim consolidated financial statements for further details.

Capital Management

CWB's total capital adequacy ratio, which measures regulatory capital as a percentage of risk-weighted assets, was 13.2% at the end of the first quarter compared to 13.7% last quarter and 13.0% one year ago. The Tier 1 ratio at January 31, 2007 was 9.8% compared to 10.1% in the previous quarter and 9.1% last year. Improved capital adequacy ratios in the last twelve months reflect the placement of $105 million of innovative Tier 1 capital in the fourth quarter of 2006, while comparatively lower ratios from the previous quarter reflect robust asset growth. Management's objectives are to maintain a strong and efficient capital structure that will support continued high quality asset growth and improve the Bank's return on equity.

Results by Business Segment

CWB operates in two business segments: 1) banking and trust, and 2) insurance.

Banking and Trust

Operations of the banking and trust segment include commercial and retail banking services, as well as personal and corporate trust services provided through CWB's wholly owned subsidiaries, Canadian Western Trust Company and Valiant Trust Company.

Banking and trust net income of $20.2 million marked this segment's seventh consecutive quarter of record earnings. Earnings were up 35% over the same quarter last year reflecting excellent loan growth and very strong increases in credit related and trust services fees. First quarter total revenues (teb) grew 24% and continued to outpace growth in non-interest expenses. A new benchmark efficiency ratio (teb) in the quarter of 44.3% was 230 basis points better than the same period last year. Quarterly net interest margin of 2.65% was down five basis points from one year ago primarily due to changes in the deposit mix and a flattening of the interest rate curve, partially offset by lower debenture costs. Strong growth in branch generated deposits continued to provide support for net interest margin in both the quarter and over the past twelve months.

In comparison to the previous quarter, banking and trust earnings increased 5% on 9% growth in total revenues (teb). Excluding the impact of a $2.0 million tax benefit recognized in the previous quarter of 2006, banking and trust net income increased 17%. Earnings growth was driven by 6% quarterly loan growth, a five basis point improvement in net interest margin and an 18% increase in other income. The margin improvement over the previous quarter primarily reflects reduced liquidity levels. Other income growth was impacted by very strong credit related fee income, primarily from the real estate and equipment financing divisions. Trust services fees were also strong and grew 14% over the previous quarter.

	For the three months ended			Change from
($ thousands)	January 31 2007	October 31 2006	January 31 2006	January 31 2006
Net interest income (teb)	$ 48,148	$ 44,971	$ 38,947	24 %
Other income	11,194	9,452	9,061	24
Total revenues (teb)	59,342	54,423	48,008	24
Provision for credit losses	2,550	2,550	2,550	-
Non-interest expenses	26,287	24,611	22,372	17
Provision for income taxes (teb)	10,318	8,026	8,140	27
Net income	$ 20,187	$ 19,236	$ 14,946	35 %
Efficiency ratio (teb)	44.3 %	45.2 %	46.6 %	(230) bp
Net interest margin (teb)	2.65	2.60	2.70	(5)
Average loans (millions)	$ 5,950	$ 5,606	$ 4,718	26 %
Average assets (millions)	7,220	6,872	5,730	26

bp - basis points.
teb - taxable equivalent basis, see definition following Financial Highlights table.

Fiscal 2007 Targets

The performance targets established for the 2007 fiscal year are presented in the table below together with CWB's actual performance to date.

	2007 Target	2007 YTD Performance [1]
Net income growth	20%	**24%**
Total revenue (teb) growth	15%	**18%**
Loan growth	14%	**25%**
Provision for credit losses as a percentage of average loans	0.20% or less	**0.17%**
Efficiency ratio (teb)	46%	**45.7%**
Return on equity	15%	**15.4%**
Return on assets	1.10%	**1.10%**

(1) 2007 YTD Performance for earnings and revenue growth is the current year results over the same period in the prior year, loan growth is the increase over the past twelve months and performance for ratio targets is the current year-to-date results annualized.

Strong first quarter results have the Bank well positioned to meet all of its 2007 performance targets. New deal flow remains healthy and excellent first quarter loan growth of 6% will benefit earnings and revenues throughout the year. Solid revenue growth coupled with diligent expense control should ensure the efficiency ratio remains at or below the fiscal 2007 target of 46%. CWB's strong and more efficient capital base will allow for continued high quality asset growth and supports management's objective to improve return on equity.

CWB's strategic plan this year has a particular emphasis on infrastructure, people, process and business enhancement. Strong organic growth within Western Canada will be supported by continued infrastructure development, which will include new branches as well as improvements to existing facilities. CWB will also increase its proactive efforts to further distinguish itself as an employer of choice in Western Canada. A recently launched program branded "*cwbalance*" recognizes the importance for employees to achieve an appropriate work-life balance and supports the needs of individuals outside the workplace. This initiative, along with competitive compensation packages and excellent career opportunities within a growing organization, should build upon the Bank's successful history of recruiting and retaining top-quality talent.

Consistent with previous years, mid-market commercial banking will be the primary driver of growth in 2007, supported by strong contributions from retail banking, trust services and insurance. CWB's growing market position within Western Canada's robust economies supports management's expectations for ongoing strong performance across all business lines.

This management's discussion and analysis is dated as of March 8, 2007.

Consolidated Statement of Income

(unaudited) ($ thousands, except per share amounts)		For the three months ended January 31 2007	October 31 2006	January 31 2006	Change from January 31 2006
Interest Income					
Loans		$ 99,143	$ 93,077	$ 72,119	37 %
Securities		10,054	8,996	6,337	59
Deposits with regulated financial institutions		3,055	3,667	2,055	49
		112,252	105,740	80,511	39
Interest Expense					
Deposits		61,318	58,076	38,994	57
Subordinated debentures		2,889	2,888	2,675	8
		64,207	60,964	41,669	54
Net Interest Income		48,045	44,776	38,842	24
Provision for Credit Losses		2,550	2,550	2,550	-
Net Interest Income after Provision for Credit Losses		45,495	42,226	36,292	25
Other Income					
Credit related		5,687	4,627	4,564	25
Insurance, net	(Note 3)	1,202	4,153	3,400	(65)
Trust services		3,182	2,767	2,534	26
Retail services		1,756	1,637	1,544	14
Gains (losses) on sale of securities		119	(19)	105	13
Foreign exchange gains		488	295	417	17
Other		9	115	32	(72)
		12,443	13,595	12,596	(1)
Net Interest and Other Income		57,938	55,821	48,888	19
Non-interest Expenses					
Salaries and employee benefits		17,991	16,837	15,456	16
Premises and equipment		4,614	4,427	4,167	11
Other expenses		5,109	5,099	4,247	20
Provincial capital taxes		479	467	469	2
		28,193	26,830	24,339	16
Net Income Before Provision for Income Taxes		29,745	28,991	24,549	21
Provision for Income Taxes		9,287	7,782	8,111	14
Net Income		$ 20,458	$ 21,209	$ 16,438	24 %
Weighted average common shares outstanding[1]		62,059,180	61,808,846	61,252,051	1 %
Earnings per Common Share					
Basic		$ 0.33	$ 0.34	$ 0.27	22%
Diluted		0.32	0.33	0.26	23

(1) A stock dividend effecting a two-for-one split of the Bank's common shares was declared and paid during the first quarter of 2007. All prior period common share and per common share information have been restated to reflect this effective split.

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) ($ thousands)		For the three months ended January 31 2007	 January 31 2006
Retained Earnings			
Balance at beginning of period		$ 297,841	$ 241,221
Transition adjustment on adoption of new accounting standards	(Note 2)	(166)	-
Net income		20,458	16,438
Dividends		(4,964)	(3,674)
Balance at end of period		313,169	253,985
Accumulated Other Comprehensive Income (Loss)	(Note 8)		
Balance at beginning of period		-	-
Transition adjustment of adoption of new accounting standards	(Note 2)	(1,494)	-
Other comprehensive income (loss) for the period		(753)	-
Balance at end of period		(2,247)	-
Total retained earnings and accumulated other comprehensive income		310,922	254,846
Capital Stock			
Balance at beginning of period	(Note 7)	215,349	213,098
Issued on exercise of employee stock options		537	443
Transferred from contributed surplus on exercise or exchange of options		272	65
Balance at end of period		216,158	213,606
Contributed Surplus	(Note 7)		
Balance at beginning of period		6,340	3,671
Amortization of fair value of employee stock options		1,080	609
Transferred to capital stock on exercise or exchange of options		(272)	(65)
Balance at end of period		7,148	4,125
Total Shareholders' Equity		$ 534,228	$ 471,806

Consolidated Statement of Comprehensive Income

(unaudited) ($ thousands)	For the three months ended January 31 2007
Net Income	$ 20,458
Other Comprehensive Income (Loss)	
Available-for-sale securities, change in unrealized gains (losses)	(1,025)
Derivatives designated as cash flow hedges, change in unrealized gains (losses)	272
	(753)
Comprehensive Income for the Period	$ 19,705

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Cash Flow

(unaudited) ($ thousands)	For the three months ended January 31 2007	January 31 2006
Cash Flows from Operating Activities		
Net income	$ 20,458	$ 16,438
Adjustments to determine net cash flows		
Provision for credit losses	2,550	2,550
Depreciation and amortization	1,424	1,282
Future income taxes, net	(391)	(64)
Gain on sale of securities, net	(119)	(105)
Accrued interest receivable and payable, net	2,323	5,146
Current income taxes payable, net	(2,635)	(12,104)
Other items, net	(940)	(647)
	22,670	12,496
Cash Flows from Financing Activities		
Deposits, net	276,331	242,410
Debentures issued	-	70,000
Common shares issued	537	443
Dividends	(4,964)	(3,674)
	271,904	309,179
Cash Flows from Investing Activities		
Interest bearing deposits with regulated financial institutions, net	61,698	(28,442)
Securities, purchased	(546,151)	(532,328)
Securities, sale proceeds	136,923	355,249
Securities, matured	350,023	164,854
Securities purchased under resale agreements, net	9,000	36,940
Loans, net	(375,162)	(325,287)
Land, buildings and equipment	(272)	(2,416)
	(363,941)	(331,430)
Change in Cash and Cash Equivalents	(69,367)	(9,755)
Cash and Cash Equivalents at Beginning of Period	60,219	3,590
Cash and Cash Equivalents at End of Period *	$ (9,148)	$ (6,165)
* Represented by:		
Cash resources per consolidated balance sheet	$ 319,357	$ 259,486
Non-operating, interest bearing deposits with regulated financial institutions	(288,428)	(241,016)
Cheques and other items in transit (included in Other Liabilities)	(40,077)	(24,635)
Cash and Cash Equivalents at End of Period	$ (9,148)	$ (6,165)
Supplemental Disclosure of Cash Flow Information		
Amount of interest paid in the period	$ 59,175	$ 35,374
Amount of income taxes paid in the period	12,272	20,279

The accompanying notes are an integral part of the interim consolidated financial statements.

3. Insurance Income

Insurance income reported in other income on the consolidated statement of income is presented net of claims and adjustment expenses and policy acquisition costs.

	For the three months ended		
	January 31 2007	October 31 2006	January 31 2006
Net earned premiums	**$ 23,128**	$ 20,709	$ 19,741
Commissions and processing fees	**606**	1,327	1,079
Net claims and adjustment expenses	**(18,176)**	(13,230)	(13,380)
Policy acquisition costs	**(4,356)**	(4,653)	(4,040)
Insurance revenues, net	**$ 1,202**	$ 4,153	$ 3,400

4. Securities

Securities are accounted for at settlement date. Net unrealized gains (losses) reflected on the balance sheet as required by the change in accounting policies described in Note 2 follow:

	As at January 31 2007
Deposits with regulated financial institutions	**$ (500)**
Securities	
Issued or guaranteed by Canada	**(471)**
Issued or guaranteed by a province or municipality	**(232)**
Other securities	**(913)**
	$ (2,116)

5. Allowance for Credit Losses

	For the three months ended		
	January 31 2007	October 31 2006	January 31 2006
Balance at beginning of period	**$ 53,521**	$ 51,030	$ 42,520
Provision for credit losses	**2,550**	2,550	2,550
Write-offs	**(74)**	(75)	(424)
Recoveries	**37**	16	24
Balance at end of period	**$ 56,034**	$ 53,521	$ 44,670

	As at January 31 2007	As at October 31 2006	As at January 31 2006
Specific allowance	**$ 5,085**	$ 5,484	$ 6,829
General allowance	**50,949**	48,037	37,841
Total allowance	**$ 56,034**	$ 53,521	$ 44,670

6. Derivative Financial Instruments

The Bank designates certain derivative financial instruments as either a hedge of the fair value of recognized assets or liabilities or firm commitments (fair value hedges), or a hedge of highly probable future cash flows attributable to a recognized asset or liability or a forecasted transaction (cash flow hedges). The Bank has designated all interest rate swaps as cash flow hedges. Under the new accounting requirements for hedges (refer Note 2), the Bank's equity contracts no longer qualify for hedge accounting.

Certain derivatives embedded in other financial instruments, such as the return on fixed term deposits that are linked to a stock index, are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the combined contract is not carried at fair value. Embedded derivatives entered into after November 1, 2002 have been separated from the host contract and are recorded at fair value.

Hedge accounting is used for designated derivatives provided certain criteria are met. Derivatives that qualify for hedge accounting are accounted for at fair value with changes in fair value for the effective portion of the hedge reported in other comprehensive income. Changes in fair value for the ineffective portion of the hedges are reported in other income on the consolidated statement of income.

The change in fair value related to derivatives that are not designated as hedges is reported in other income on the consolidated statement of income.

For the period ended January 31, 2007, a net unrealized gain of $272 was recorded in other comprehensive income for changes in fair value of the effective portion of derivatives designated as cash flow hedges and $nil was recorded in other income for changes in fair value of the ineffective portion of derivatives classified as cash flow hedges. The amounts recognized as other comprehensive income are reclassified to net income in the same period when net income is affected by the variability in cash flows of the floating rate loans which are the hedged item. A net loss of $819 before tax was reclassified to net income during the period. A net loss of $927 before tax recorded in accumulated other comprehensive income (loss) as at January 31, 2007 is expected to be reclassified to net income in the next 12 months and will offset variable cash flows from floating rate loans.

The following table shows the notional value outstanding for derivative financial instruments and the related fair value.

	As at January 31, 2007		
	Notional Amount	**Positive Fair Value**	**Negative Fair Value**
Interest rate swaps designated as cash flow hedges[1]	$ 597,000	$ 955	$ 2,182
Equity contracts[2]	9,570	308	28
Foreign exchange contracts[3]	20,885	-	70
Embedded derivative in equity-linked deposits[2]	n/a	-	618
Other forecasted transactions	-	n/a	n/a
Derivative related amounts		**$ 1,263**	**$ 2,898**

(1) Interest rate swaps mature between February 2007 and September 2008.
(2) Equity contracts and equity-linked deposits mature between February 2007 and March 2011.
(3) Foreign exchange contracts mature between February 2007 and August 2007.

n/a - not applicable.

There were no forecasted transactions that failed to occur during the quarter.

9. Contingent Liabilities and Commitments

Significant contingent liabilities and commitments, including guarantees provided to third parties, are discussed in Note 21 of the Bank's audited consolidated financial statements for the year ended October 31, 2006 (see pages 63 to 64 of the 2006 Annual Report) and include:

	As at January 31 2007	As at October 31 2006	As at January 31 2006
Guarantees and standby letters of credit			
Balance outstanding	**$ 147,698**	$ 147,339	$ 130,941
Business credit cards			
Total approved limit	**7,646**	8,291	5,374
Balance outstanding	**1,701**	1,883	1,181

In the ordinary course of business, the Bank and its subsidiaries are party to legal proceedings. Based on current knowledge, the Bank does not expect the outcome of any of these proceedings to have a material effect on the consolidated financial position or results of operations.

10. Trust Assets Under Administration

Trust assets under administration represent assets held for personal and corporate trust clients, administered by subsidiaries, and are kept separate from the subsidiaries' own assets. Trust assets under administration are not reflected in the consolidated balance sheet and relate to the banking and trust segment.

	As at January 31 2007	As at October 31 2006	As at January 31 2006
Trust assets under administration	**$ 3,553,590**	$ 3,344,414	$ 2,972,357

11. Interest Rate Sensitivity

The Bank's exposure to interest rate risk as a result of a difference or gap between the maturity or repricing behavior of interest sensitive assets and liabilities, including derivative financial instruments at the notional amount of $456,000, is discussed in Note 24 of the audited consolidated financial statements for the year ended October 31, 2006 (see page 65 of the 2006 Annual Report). The following table shows the gap position for selected time intervals.

($ millions)	Floating Rate or Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Sensitive	Total
January 31, 2007								
Total assets	**$ 3,320**	**$ 393**	**$ 1,418**	**$ 5,131**	**$ 2,594**	**$ 172**	**$ 124**	**$ 8,021**
Total liabilities and equity	**3,420**	**537**	**1,274**	**5,231**	**1,952**	**118**	**720**	**8,021**
Interest rate sensitive gap	**$ (100)**	**$ (144)**	**$ 144**	**$ (100)**	**$ 642**	**$ 54**	**$ (596)**	**$ -**
Cumulative gap	**$ (100)**	**$ (244)**	**$ (100)**	**$ (100)**	**$ 542**	**$ 596**	**$ -**	**$ -**
Cumulative gap as a percentage of total assets	**(1.2%)**	**(3.0%)**	**(1.2%)**	**(1.2%)**	**6.8%**	**7.4%**	**-**	**-**
October 31, 2006								
Cumulative gap	$ (74)	$ (292)	$ (173)	$ (173)	$ 433	$ 499	$ -	$ -
Cumulative gap as a percentage of total assets	(0.9%)	(3.7%)	(2.2%)	(2.2%)	5.5%	6.3%	-%	-%
January 31, 2006								
Cumulative gap	$ 4	$ (244)	$ (111)	$ (111)	$ 359	$ 495	$ -	$ -
Cumulative gap as a percentage of total assets	0.0%	(3.6%)	(1.7%)	(1.7%)	5.3%	7.4%	-%	-%

12. Segmented Information

The Bank operates principally in two industry segments - banking and trust, and insurance. These two segments differ in products and services but are both within the same geographic region. The banking and trust segment provides services primarily to personal clients and small to medium-sized commercial business clients in Western Canada. The insurance segment provides home and auto insurance to individuals in British Columbia and Alberta.

	Banking and Trust			Insurance		
	Three months ended			Three months ended		
	January 31 2007	October 31 2006	January 31 2006	**January 31 2007**	October 31 2006	January 31 2006
Net interest income (teb)[1]	**$ 48,148**	$ 44,971	$ 38,947	**$ 1,061**	$ 999	$ 767
Less teb adjustment	**1,085**	1,125	837	**79**	69	35
Net interest income per financial statements	**47,063**	43,846	38,110	**982**	930	732
Other income[2]	**11,194**	9,452	9,061	**1,249**	4,143	3,535
Total revenues	**58,257**	53,298	47,171	**2,231**	5,073	4,267
Provision for credit losses	**2,550**	2,550	2,550	**-**	-	-
Non-interest expenses	**26,287**	24,611	22,372	**1,906**	2,219	1,967
Provision for income taxes	**9,233**	6,901	7,303	**54**	881	808
Net income	**$ 20,187**	$ 19,236	$ 14,946	**$ 271**	$ 1,973	$ 1,492
Total average assets ($ millions)[3]	**$ 7,220**	$ 6,872	$ 5,730	**$ 155**	$ 161	$ 140

	Total		
	Three months ended		
	January 31 2007	October 31 2006	January 31 2006
Net interest income (teb)[1]	**$ 49,209**	$ 45,970	$ 39,714
Less teb adjustment	**1,164**	1,194	872
Net interest income per financial statements	**48,045**	44,776	38,842
Other income	**12,443**	13,595	12,596
Total revenues	**60,488**	58,371	51,438
Provision for credit losses	**2,550**	2,550	2,550
Non-interest expenses	**28,193**	26,830	24,339
Provision for income taxes	**9,287**	7,782	8,111
Net income	**$ 20,458**	$ 21,209	$ 16,438
Total average assets ($ millions)[3]	**$ 7,375**	$ 7,033	$ 5,870

(1) Taxable Equivalent Basis (teb) - Most banks analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other banks.

(2) Other income for the insurance segment is presented net of net claims, adjustment expenses and policy acquisition expenses and includes gains on sale of securities.

(3) Assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

13. Comparative Figures

The October 31, 2006 balance sheet has been adjusted to correct the classification of certain amounts within deposit liabilities. As a result of this correction, deposits payable after notice increased $45,582 and deposits payable on demand decreased $45,582.

14. Future Accounting Changes

International Financial Reporting Standards

The CICA plans to converge Canadian GAAP for public companies with International Financial Reporting Standards (IFRS) over a transition period expected to end in 2011. The impact of the transition to IFRS on the Bank's consolidated financial statements is not yet determinable.

Capital Disclosures

The CICA issued a new accounting standard which requires the disclosure of both qualitative and quantitative information that enables financial statement users to evaluate the objectives, policies and processes for managing capital. This new standard is effective for the Bank beginning November 1, 2007.

Head Office
Canadian Western Bank & Trust
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbankgroup.com

Subsidiary Offices
Canadian Western Trust Company
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Telephone: (800) 663-1124
Fax: (604) 669-6069
Website: www.cwt.ca

Canadian Direct Insurance Incorporated
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Telephone: (604) 699-3678
Fax: (604) 699-3851
Website: www.canadiandirect.com

Valiant Trust Company
Suite 310, 606 - 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com

Stock Exchange Listing
The Toronto Stock Exchange
Share Symbol: CWB

Transfer Agent and Registrar
Valiant Trust Company
Suite 310, 606 - 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com
E-mail: inquiries@valianttrust.com

Dividends
Cash dividends paid in the 2007 calendar year are "eligible dividends" as defined in the Income Tax Act.

Investor Relations
For further financial information contact:
Kirby Hill, CFA
Senior Manager, Investor and Public Relations
Canadian Western Bank
Telephone: (780) 441-3770
Toll-free: 1-800-836-1886
Fax: (780) 423-8899
E-mail: InvestorRelations@cwbankgroup.com

Online Investor Information
Additional investor information including supplemental financial information and a corporate presentation is available on our website at www.cwbankgroup.com.

Complaints or Concerns Regarding Accounting, Internal Accounting Controls or Auditing Matters
Please contact either:

Tracey C. Ball
Executive Vice President and Chief Financial Officer
Canadian Western Bank
Telephone: (780) 423-8855
Fax: (780) 423-8899
E-mail: tracey.ball@cwbank.com

or

Robert A. Manning
Chairman of the Audit Committee
c/o 210 - 5324 Calgary Trail
Edmonton, AB T6H 4J8
Telephone: (780) 438-2626
Fax: (780) 438-2632
E-mail: rmanning@shawbiz.ca

Quarterly Conference Call and Webcast
Our quarterly conference call and live audio webcast will take place on Thursday, March 8, 2007 at 3:30 p.m. ET. The webcast will be archived on our website at www.cwbankgroup.com for sixty days. A replay of the conference call will be available until March 23, 2007 by dialing (416) 640-1917 or toll free (877) 289-8525 and entering passcode 21217595, followed by the pound sign.

END